SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 8, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) No. 43.776.517/0001-80
NIRE nº. 35.300.016.831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“SABESP”), pursuant to Instruction 358 of January 3, 2002, issued by the Brazilian Securities and Exchange Commission (“CVM”), as amended, hereby informs its shareholders and the market in general that the Board of Directors of SABESP, at the meeting held on December 8, 2011, approved the 15th Issuance of simple Debentures, unsecured and non-convertible, for public distribution, with firm commitment and restricted efforts placement basis, pursuant to CVM Instruction 476 of January 16, 2009, as amended, (“CVM Instruction 476”), up to the amount of R$ 850,000,000.00 (eight hundred and fifth million Brazilian reais) (“Debentures” and Offering”).

The structuring and distribution process is being conducted by a syndicate of financial institutions led by Banco BTG Pactual S.A. (“BTG Pactual” or “Lead Manager”), the other underwriter being BES Investimento do Brasil S.A.- Banco de Investimento (“BESI”) and, jointly with the Lead Manager, “Underwriters”). The Offering shall exclusively target qualified investors. It will be presented to a maximum of 50 (fifty) qualified investors and the debentures may be subscribed by a maximum of 20 (twenty) qualified investors, as set forth in Article 3 of Instruction CVM 476.

The funds raised through the Debentures will be allocated for the payment of financial obligations due in 2012.

São Paulo, December 8th, 2011

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 8 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.